MOL Plc.
Finance

RECEIVED
2008 NOV -3 A 11:11

17th October, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

08005689

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
NOV 06 2008
THOMSON REUTERS

Enclosure

▶ MOL Plc.

RECEIVED

2008 NOV -3 A 11:11

INVESTOR NEWS

17 October 2008

The settlement of the INA transaction was closed

MOL Plc. hereby informs the capital markets participants that on 17 October 2008 MOL has received the 22.155% of INA shares to its security account, which have been sold to MOL during the voluntary public offer.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

16 October 2008

MOL transferred the fair consideration of INA shares

MOL Plc. hereby informs the capital markets participants that today MOL has transferred HRK 6.2 bn (EUR 872.66 mn), the fair consideration of the 22.155% of INA shares to the Central Depository Agency of Croatia, which have been sold to MOL during the voluntary public offer. MOL Plc. covered the transaction by its available free funds.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

RECEIVED
2008 NOV -3 A 11: 11

INVESTOR NEWS

16 October 2008

The Court of Registration has registered the 5% capital decrease of MOL

MOL Hungarian Oil and Gas Plc. hereby announces that on 16 October 2008 the Court of Registration registered the capital decrease of MOL, which was decided by the Annual General Meeting held on 23 April 2008. Accordingly, the share capital of MOL decreased from HUF **109,675,502,578** to HUF **104,191,727,578** by cancelling 5,483,775 pieces of registered ordinary shares of the series "A" with a par value of HUF 1,000, owned by the Company.

As follows the share capital of the company is composed of:

- 104,191,148 "A" series ordinary shares with a par value of HUF 1,000 each
- 1 "B" series voting preference share with a par value of HUF 1,000 each and
- 578 "C" series ordinary shares with a par value of HUF 1,001 each.

After the capital decrease MOL owns 7,325 "A" series and 578 "C" series ordinary shares (Treasury shares).

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ MOL Plc.

INVESTOR NEWS

16 October 2008

The Court of Registration has registered the capital increase of MOL

MOL Hungarian Oil and Gas Plc. hereby announces that on 16 October 2008 the Court of Registration registered the capital increase of MOL, which was made as part of the convertible bond programme approved by the EGM held on 1 September 2003. The share capital of the company increased from HUF 104,191,727,578 to HUF 104,519,063,578.

The approved incentive scheme links a significant part of the compensation of the members of the Board of Directors and senior managers to the development of the price of MOL shares on the stock exchange. Within the framework of the programme, MOL issued a total of 1,200 convertible bonds with a par value of HUF 10 million each. Bond holders submitted 184 bonds for conversion, therefore 327,336 pieces "A" series, ordinary, dematerialized shares, each with a nominal value of HUF 1,000, with identical right, will be allocated to them.
As follows the share capital of the company is composed of:
- 104,518,484 "A" series ordinary shares with a par value of HUF 1,000 each
- 1 "B" series voting preference share with a par value of HUF 1,000 each and
- 578 "C" series ordinary shares with a par value of HUF 1,001 each.

The expected day of the listing of the shares is 22 October 2008.

The convertible bond program which was decided in 2003 was concluded with this conversion. From 1 January 2009 the member of the Board of Directors will get fix remuneration and incentive system based on the value added method, which was approved by the AGM in 2008.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END